Mail Stop 4561
                                                        April 12,
2006

By U.S. Mail and facsimile to (650) 843-4001

Andrew B. Koslow, Esq.
Senior Vice President and General Counsel
Penson Worldwide, Inc.
1700 Pacific Avenue - Suite 1400
Dallas, TX  75201

      Re:      Penson Worldwide, Inc.
      Supplemental Comments to Registration Statement on Form S-1
      Filed on March 21, 2006
                        File Number 333-127385

Dear Mr. Koslow:

      We have reviewed your filing and have the following additional comments. In these comments, we are asking you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

      Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

Financial Statements

Selected consolidated financial data, page 29

1. Please revise your summary income statement presentation here as well as similar presentations throughout your document, including your pro forma presentations, to delete your line items titled Total expenses and Operating income (loss). Such titles or other similar titles are not accurate when they exclude Interest expense on long-term debt.

Consolidated Statements of Operations, page F-4
2. Please address the following regarding your line item "Other revenues", which has increased significantly compared to your prior periods:
* Please tell us the nature of the items classified as Other revenues.

* Tell us how management considered the need for separate line item presentation of any of the Other revenues.

* Tell us how you determined whether the amounts included in Other revenues represented revenues or other income, and whether such amounts were operating or non-operating in nature.

3. We note your description of "Other expenses" on page 41. Your description of such expenses appears that these expenses represent selling, general, and administrative costs. Please tell us how management tracks and determines the costs allocated to overhead expenses and those costs specifically related to your revenue streams
(i.e., costs of revenues). In your response, please specifically tell us the following:
* The dollar amount of expenses which are attributable to your clearing revenues, technology revenues, and interest income.

* The methodology utilized to allocate employee compensation and benefits expense among your revenues streams and overhead.


      *	*	*	*	*

      As appropriate, please respond to these comments. Please furnish a cover letter with your response that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your responses to our comments.

      We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of
1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company`s disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

      Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

??should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

??the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

??the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

            In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

      We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities
Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

      You may contact Margaret Fitzgerald at (202) 551-3556 or me at
(202) 551-3494 if you have questions regarding comments on the financial statements and related matters. Please contact Timothy A.
Geishecker at (202) 551-3422 or Todd Schiffman at (202) 551-3775 with any other questions.


Sincerely,




                                                Kevin W. Vaughn

Accounting Branch Chief

cc:	Thomas W. Kellerman, Esq.
      Morgan Lewis & Bockius LLP
      Two Palo Alto Square
      3000 El Camino Real - Suite 700
      Palo Alto, CA  94306
Andrew B. Koslow, Esq.
Penson Worldwide, Inc.
April 12, 2006
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